Exhibit 99.1

Sea Limited to Hold Annual General Meeting on November 26, 2020

Singapore, November 5, 2020 – Sea Limited (NYSE: SE) (“Sea” or the “Company”) today announced that it will hold its annual general meeting of shareholders (“AGM”) at 1 Fusionopolis Place, #17-10, Galaxis, Singapore 138522, at 3 p.m. Singapore Time on November 26, 2020.

No proposal will be submitted to shareholders for approval at the AGM. Instead, the AGM will serve as an open forum for shareholders and owners and holders of the Company’s American Depositary Shares (“ADSs”) to discuss Company affairs with management.

The Board of Directors of the Company has fixed the close of business on November 16, 2020, New York Time, as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of this AGM or any adjournment or postponement thereof.

Holders of record of the Company’s Class A ordinary shares or Class B ordinary shares, each with a par value of US$0.0005 per share, at the close of business on the Record Date are entitled to attend the AGM and any adjournment or postponement thereof in person. Owners and holders of the Company’s ADSs on the Record Date are welcome to attend the AGM in person with valid proof of identification and ADS ownership as of the close of business on the Record Date. Those who hold ADSs indirectly through a brokerage firm, bank or other financial institution should contact their brokerage firm, bank or other financial institution for a letter or brokerage statement confirming their ADS ownership as of such date.

In order to comply with the relevant laws and regulations relating to COVID-19 and to safeguard the health and safety of all attendees, the Company will implement certain precautionary measures at the AGM. Shareholders and owners and holders of the Company’s ADSs planning to attend the AGM in person are required to contact the Company via email at ir@seagroup.com by November 20, 2020 Singapore Time to indicate their interest. Due to the safe distancing requirements currently imposed by the government of Singapore, the number of attendees of the AGM will be limited and only those who have received an email confirmation from the Company by November 24, 2020 Singapore Time should attend.

In addition, any person attending the AGM in person must follow the entry policies and procedures imposed by the building management of the Company’s office premises as well as by the Company, including health and travel declaration and temperature check. Any person attending the AGM must be healthy and in an appropriate physical condition to attend the AGM both at the point of entry to the AGM and throughout the proceedings of the AGM. The Company reserves the right to refuse any person’s entry to the AGM venue, or to instruct any person to leave the AGM venue, where any such person is not, in the reasonable view of the Company, in such condition at all relevant times, or where the Company reasonably considers that such refusal or instruction is or may be required for the Company or any other person to be able to comply with applicable laws and regulations. The exercise of such right to refuse entry or instruct to leave shall not invalidate the proceedings at the AGM.

Due to the constantly evolving COVID-19 situation, the Company may be required to change its arrangements for the AGM at short notice in order to implement the requisite safe distancing measures that may be in effect at the time of the AGM. In case of any such change, the Company will provide an update as soon as possible and will post updates on the Company’s website at https://www.seagroup.com/investor/home.

The notice of the annual general meeting is available on the Investor Relations section of the Company’s website at https://www.seagroup.com/investor/home. Sea has filed its annual report on Form 20-F, including its audited financial statements for the fiscal year ended December 31, 2019, with the U.S. Securities and Exchange Commission. Sea’s Form 20-F can be accessed on the above-mentioned website, as well as on the SEC’s website at www.sec.gov. Shareholders and owners and holders of the Company’s ADSs may request a hard copy of the Company’s annual report on Form 20-F, free of charge, by contacting the Company at 1 Fusionopolis Place, #17-10, Galaxis, Singapore 138522.

For enquiries, please contact:

Investors / analysts: ir@seagroup.com

Media: media@seagroup.com

About Sea

Sea Limited (NYSE: SE) is a leading global consumer internet company founded in Singapore in 2009. Our mission is to better the lives of consumers and small businesses with technology. We operate three core businesses across digital entertainment, e-commerce, as well as digital payments and financial services, known as Garena, Shopee, and SeaMoney, respectively. Garena is a leading global online games developer and publisher. Shopee is the largest pan-regional e-commerce platform in Southeast Asia and Taiwan. SeaMoney is a leading digital payments and financial services provider in Southeast Asia.

For more information, visit www.seagroup.com